Exhibit 99.1

YINGLI GREEN ENERGY SIGNS TWO POLYSILICON SUPPLY AGREEMENTS WITH DC CHEMICAL

Baoding, China (February 25, 2008) - Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that it has signed two polysilicon supply agreements with DC Chemical Co., Ltd. (“DC Chemical”), a leading Korean chemicals producer. Under the first agreement, DC Chemical will supply polysilicon with a value of approximately US$27 million to Yingli Green Energy in 2008. Under the second agreement, DC Chemical will supply polysilicon with a total value of approximately US$188 million to Yingli Green Energy from 2009 to 2013.
“We are very pleased to initiate a new relationship with such a well-respected company as DC Chemical,” commented Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy. “One of our key strategies on the procurement side has been to establish long-term relationships with some of the most respected polysilicon suppliers around the world. These two supply agreements demonstrate our ability to work with major suppliers in the industry and we believe our relationship with DC Chemical will help us further secure our polysilicon needs in the short and long term.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated photovoltaic (PV) product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of the limited numbers of large-scale PV companies in the world to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by the end of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States. For more information, please visit www.yinglisolar.com.
About DC Chemical
DC Chemical Co., Ltd (KRX:10060) is a leading Korean chemicals producer, covering a wide range of chemicals in the areas of inorganic chemicals, coal and petrochemicals and fine chemicals, including hydrogen peroxide, soda ash, sodium carbonate peroxyhydrate, fumed silica, carbon black, pitch, TDI and PVA. With its nearly 50 years experience in chemical industry, DC Chemical has selected polysilicon business as the core business of next generation.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The forward-looking statements in this press release include, among other things, the Company’s expectation of the contribution of its relationship with DC Chemical to Yingli Green Energy’s future polysilicon supply. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
Christopher Gustafson
Christensen
Tel: +1-480-614-3021
Email: cgus@ChristensenIR.com
Jung Chang
Christensen
Tel: +852-2232-3973
Email: jchang@ChristensenIR.com

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